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18006442

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CITY CAPITAL ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 NORTH MICHIGAN AVENUE, SUITE 3200

(No. and Street)

CHICAGO   **ILLINOIS**   **60601**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOCHFELDER & WEBER, P.C.

(Name – *if individual, state last, first, middle name*)

525 WEST MONROE - #910   **CHICAGO**   **ILLINOIS**   **60661**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DB

OATH OR AFFIRMATION

I, __MARK TIMMERMAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CITY CAPITAL ADVISORS, LLC_____ , as

of __DECEMBER 31_____ , 20 __17____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
SHARON STEWART
Notary Public - State of Illinois
My Commission Expires Jul 21, 2018

_____
Signature

MANAGING DIRECTOR
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2017

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2017

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

CURRENT ASSETS

Cash	$ 237,965
Accounts Receivable - operations	16,691
Miscellaneous Receivable	188,533
Total Current Assets	443,189

FIXED ASSETS

Leasehold Improvements	25,787
Office Equipment	82,551
Office Furniture	98,542
Total Fixed Assets	206,880
Less: Accumulated Depreciation	(194,349)
Net Fixed Assets	12,531

OTHER ASSETS

Deposits	82,563
Startup Costs (Net of Amortization)	1,672
Total Other Assets	84,235
TOTAL ASSETS	**$ 539,955**

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 70,060
Accrued Payroll Liabilities	19,414
Accrued Bonuses Payable	158,400
Total Current Liabilities	247,874

EQUITY

Members' Equity	292,081
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 539,955**

The accompanying notes are an integral part of these statements.

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $46,804 for the year ended December 31, 2017.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2014.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2017, the Company considers all accounts receivable to be collectible.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION
The Company's revenues are derived mainly from investment banking fees and related financial advisory services. Investment banking fee revenue is recognized upon the consummation of a transaction with various clients. Other financial advisory revenue is recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and the collectivity is reasonably assured.

SHARED INVESTMENT BANKING FEES
Shared investment banking fees represent payments made to independent contractors for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS

The Company leases one separate office spaces in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company is receiving 12 months of rent abatement beginning on December 1, 2017.

The Company also entered into two equipment leases during April 2015 which expire June 30, 2020. The monthly payment, including taxes and fees, is $1,808.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2018	$ 21,696
2019	371,457
2020	376,020
2021	358,898
2022	363,472
2023	368,046
2024	372,620
2025	377,194
2026	381,768
2027	386,342
2028	390,916
Total	$ 3,768,429

Rent Expense amounted to $233,950 for 2017.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2017, the Company had adjusted Net Capital and Net Capital requirements of ($9,909) and $16,525, respectively.

5. **MAJOR CUSTOMERS**

At December 31, 2017 one client accounted for 50% of total accounts receivable. During 2017, four clients accounted for 22%, 12%, 11% and 8% of total revenue, respectively. No other client accounted for more than 6% of 2017 revenue.

6. **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, $286,381 was uninsured.

7. **RESTRICTED MARKETABLE SECURITIES**

In November 2016, the Company received 4,785 shares of Evolent Health, Inc.'s publicly-traded common stock as consideration for investment banking services rendered. The shares were valued as of the date of receipt and were restricted from selling until April 2017. In April 2017, the Company sold its shares in Evolent Health for $304,769, which resulted in a gain of $100,692.

8. **RETIREMENT PLAN**

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $18,812 for the year ended December 31, 2017.

9. **SUBSEQUENT EVENTS**

The Company did not have any subsequent events through February 15, 2018, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2017.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*13*****2417********************MIXED AADC 220
67580   FINRA   DEC
CITY CAPITAL ADVISORS LLC
444 N MICHIGAN AVE STE 3200
CHICAGO, IL 60611-3906
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __6,284.88__

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (__1,244.83__)

      __7/26/17__
      Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ __5,040.05__

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __5,040.05__

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__CITY CAPITAL ADVISORS__
(Name of Corporation, Partnership or other organization)

__R. [signature]__
(Authorized Signature)

Dated the __30__ day of __January__, 20__18__.

__MANAGING DIRECTOR__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 4,339,343

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

100,692

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

48,730

      (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

          Enter the greater of line (i) or (ii)

          Total deductions

149,422

2d. SIPC Net Operating Revenues

$ 4,189,921

2e. General Assessment @ .0015

$ 6,284.88
(to page 1, line 2.A.)

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